FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed prusuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Sayler Van C. (Last) (First) (Middle)	**Raymond James Financial (RJF)**	___ Director _____ 10% Owner __X__ Officer (give title below) _____ Other (specify below)

3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year **November 21, 2002**	**Senior Vice President - RJA**

880 Carillon Parkway (Street)		5. If Amendment Date of Original (Month/Day/Year) **Novermber 11, 2002**	7. Individual or Joint/Group Filing (Check Applicable Line) **X** Form filed by One Reporting Person __ Form filed by More than One Reporting Person

St. Petersburg   FL   33716 (City)   (State)   (ZIP)

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock	**11/11/2002***		**G**		**175**	**D**		**41,594**	**D**	
RJF Common Stock								**13,530**	**I**	**ESOP**
								5,950	**I**	**Spousal**

* An incorrect transaction date was previously reported.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

(Over)

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of derivative Month (Instr. 4)	10. Ownership Form of Security: Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to buy)								Current	1/18/2003	Common stock	6,300	22.1667			
Employee Stock Option (Right to buy)								11/18/2002	1/18/2003	Common stock	2,700	22.1667			
Employee Stock Option (Right to buy)								11/18/2002-11/18/04	1/15/2005	Common stock	6,000	20.6250			
Employee Stock Option (Right to buy)								11/28/04-01/02/07	1/28/2007	Common stock	10,000	32.0000	25,000	D	

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations,
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/S/ VAN C. SAYLER   11/21/2002
**Signature of Reporting Person   Date

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